March 30, 2009

David Lyon, Senior Financial Analyst
United States Securities and Exchange
Commission Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp. / File No. 001-33223

Dear Mr. Lyon,

This letter supplements our response of March 10, 2009. In that letter, we stated that several of the issues you raised would be addressed in future filings. In this letter, we provide a draft of our proposed disclosure for such items. Please note that such proposed disclosure may need to be revised as circumstances warrant in the future. All headings below correlate to the headings in your correspondence of February 27, 2009.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

1.   The draft pro forma disclosure would read as follows:

     The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the shares outstanding, and last sale price on December 31, 2007 as reported by the Nasdaq Global Market, was approximately $159.6 million.

2.   The draft pro forma disclosure would read as follows:

     The Company completed its initial public stock offering on January 23, 2007. The Company sold 12,165,649 shares, or 30.0% of its outstanding common stock, to subscribers in the offering, including 1,589,644 shares purchased by the Oritani Bank Employee Stock Ownership Plan ("ESOP"). Oritani Financial Corp., MHC, the Company's federally chartered mutual holding company parent holds 27,575,476 shares, which represented 68.0% of the Company's outstanding common stock at the conclusion of the initial public offering. Additionally, the Bank contributed $1.0 million in cash, and the Company issued 811,037 shares of common stock, or 2.0% of the Company's outstanding common stock, to the OritaniBank Charitable Foundation. Proceeds from the offering, including the value of shares issued to the charitable foundation but net of expenses, were $127.6 million. Net deployable funds, after deducting for the ESOP shares and the total contribution to the charitable foundation, were $102.6 million. The Company contributed $59.7 million of the proceeds to Oritani Bank. Stock oversubscription proceeds of $323.4 million were returned to subscribers. So long as Oritani Financial Corp., MHC exists, it is required to own a majority of the voting stock of Oritani Financial Corp.

3.   The draft pro forma  disclosure  would  include the  statement:

     Please see additional information regarding our Market Area under Item 1A "Risk Factors." We would also consider the disclosure of an additional Risk Factor. The draft pro forma disclosure for this Risk Factor would read substantially as follows: Current Market and Economic Conditions May Significantly Affect Our Operations and Financial Condition - Recent negative developments in the national and global credit markets have resulted in uncertainty in the financial markets and downturn in general economic conditions, including increased levels of unemployment. The resulting economic pressure on consumers and businesses may adversely affect our business, financial condition, and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In general, loan and investment securities credit quality has deteriorated at many institutions and the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Indications of the deterioration of the value of real estate collateral have been evidenced on a national level as well as in our Market Area. These developments could have a significant negative effect on our borrowers and the values of underlying collateral securing loans, which could negatively affect our financial performance.


6. The inclusion of management contracts and compensatory arrangements were inadvertently excluded from this disclosure. Our draft pro forma disclosure of the additional items to be added to the Exhibit list for item 15 follows:


          10.1 Employment Agreement between Oritani Financial Corp. and Kevin J. Lynch

          10.2 Form of Employment Agreement between Oritani Financial Corp. and executive officers

          10.3 Oritani Bank Director Retirement Plan

          10.4 Oritani Bank Benefit Equalization Plan

          10.5 Oritani Bancorp, Inc. Executive Supplemental Retirement Income Agreement

          10.6 Form of Employee Stock Ownership Plan

          10.7 Director Deferred Fee Plan

Definitive Proxy Statement on Schedule 14A
------------------------------------------

7. The draft pro forma disclosure would amend the last line of the table to read as follows:

     All directors and officers as a group (14 persons); 1,130,256 shares owned directly or indirectly; 2.88% of Class.

9.   The draft pro forma disclosure of our procedures  would be as follows:

     All transactions involving employees and other related parties are brought to the Board of Directors for approval. If the transaction involves a member of the Board of Directors, the affected Director leaves the room while the matter is discussed and voted upon. All related party transactions are documented in the minutes of the Board of Directors.

10. The draft pro forma disclosure would be a new paragraph added to the section titled Elements of the Compensation Package. This new paragraph would be the second paragraph of the section, preceding the paragraph titled Base Salary. The new draft pro forma paragraph would read substantially as follows:

     Methodology. The Committee engaged a compensation consultant, GK Partners, who prepared a report entitled "Oritani Financial Corp. Senior Management and Non-Employee Directors' 2007 Compensation Review (the "Report")." The Report focused on gathering and analyzing performance and compensation data for a group of 14 peers. The selected peers were local publically traded banks that were considered reasonable competitors based on size, profitability, market capitalization and lines of business. The Report is dated September 28, 2007. The Report generated a peer median and average salary and cash incentive for each of the named executive officers based on their title and responsibilities. The Committee then considered the executive's current base salary and historical annual cash incentive. These amounts were then compared to the median and average compensation detailed in the Report for the executive's title and responsibilities. The Committee decided that the acceptable range for base salary increases was 0 - 20% and the acceptable range of target bonus opportunity for annual cash incentives was 25 - 100% of the executives' current base salary. Given these restrictions, and considering the information provided in the Report, the Committee determined a preliminary range of base salary and annual cash incentive for each of the named executive officers. A final amount for each executive was determined using the procedures described in the paragraphs below.

12. The draft pro forma disclosure would incorporate the following sentence into the paragraph titled "Use of Outsiders and Survey Data." The three independent sources of industry survey data were the executive compensation reports prepared by the New Jersey League of Community Bankers and The Webber Survey, as well as data contained in the report of the consulting firm, GK Partners. Information regarding the peer group is included in the draft pro forma disclosure for item 10.

13. The draft pro forma disclosure necessary for this matter is addressed in the draft pro forma language for Item 10.

14. The draft pro forma disclosure would add the following sentences to the paragraph titled "Base Salary" in substantially the following format:

     In the instance of Mr. Lynch, the Committee believed that his base salary was competitive, but somewhat below the average Chief Executive Officer base salary found in the three survey reports utilized by the Committee. However, the Committee decided that no increase in base salary was appropriate at this time as the Committee wished to emphasize the incentive elements of pay. In the instance of Mr. Wyks, the Committee decided that no increase in base salary was appropriate at this time as they felt his current salary was sufficient when considered in conjunction with his current responsibilities. The draft pro forma disclosure would also add the following sentences to the paragraph titled "Annual Cash Incentives." The Committee determined that Mr. Lynch had the primary responsibility for the attainment of Company-wide goals. Since all goals had been met, they also felt that he should receive the primary reward. The Committee awarded Mr. Lynch an annual cash incentive equal to 50% of his base salary in recognition of his accomplishments.

15. Our draft pro forma disclosure regarding this matter would eliminate the verbiage "with the input and support of the officers involved to make" from the sentence in question. We would add the following sentences to the paragraph:

     "The Committee also considered the overall performance of the individual, including their achievement of individual goals as well as their contribution to company goals. The individuals were solicited for their opinion regarding their achievement of such goals."



I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.

Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP / CFO

CC:  Kevin J. Lynch, President - Oritani Financial Corp.

     Nicholas  Antonaccio,   Director/Chairman  of  Audit  Committee  -  Oritani
     Financial Corp.

     John J. Gorman, Esq. - Luse Gorman Pomerenk & Schick

     Marc Levy, Esq. - Luse Gorman Pomerenk & Schick

     Liliana Bocxe, Partner - KPMG